Exhibit 15

November 7, 2006

To the Board of Directors and Shareowners of
Delta Air Lines, Inc.

We are aware of the incorporation by reference in the Registration Statement Form S-8 No. 333-121482 of Delta Air Lines, Inc. and in the related prospectus, of our reports dated May 12, 2006, August 9, 2006 and November 7, 2006 relating to the unaudited condensed consolidated interim financial statements of Delta Air Lines, Inc. as of and for the three-month period ended March 31, 2006, as of and for the three-month and six-month periods ended June 30, 2006, and as of and for the three-month and nine-month periods ended September 30, 2006 that are included in its Forms 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006.

/s/ Ernst & Young LLP